News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE:SA	June 26, 2020

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada…Seabridge Gold (the "Company") today provided the results of its annual general meeting of shareholders held on June 25, 2020. A total of 42,080,376 common shares were voted at the meeting, representing 64.21% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  Fixing the number of directors at nine;
  Election of all management nominees to the board of directors of the Company;
  Appointment of KPMG LLP as auditor of the Company for the ensuing year;
  Authorization of the directors to fix the auditor's remuneration;
  Approval, by disinterested shareholders, of the extension by one year to April 27, 2021, of 425,000 stock options granted to directors of the Company in April 2015.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
A. Frederick Banfield	22,415,093	4,821,952	82.30
Rudi P. Fronk	27,066,706	170,339	99.37
Eliseo Gonzalez-Urien	26,826,540	410,505	98.49
Richard C. Kraus	26,993,411	243,634	99.11
Jay S. Layman	27,039,350	197,695	99.27
Melanie Miller	26,991,632	245,413	99.10
Clem Pelletier	26,995,577	241,468	99.11
John W. Sabine	26,948,056	288,989	98.94
Gary A. Sugar	20,937,864	6,299,181	76.87

A total of 14,834,531 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors or the approval of the stock option grants to directors.

All of the nine above-listed directors were elected to the Board.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net